EMPIRE RESORTS, INC.

701 N. Green Valley Parkway, Suite 200

Henderson, NV 89074

June 21, 2006

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3561

Attention: David R. Humphrey, Branch Chief

Re:	Empire Resorts, Inc.
Form 10-K for the year ended December 31, 2005
Commission File Number: 001-12522

Ladies and Gentlemen:

We acknowledge receipt of the letters of comment dated April 20, 2006, May 24, 2006 and June 14, 2006 from the Securities and Exchange Commission. The following reflect our responses to the letter dated June 14, 2006 (the “Commission Letter”). The section and page number references below refer to our annual report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on March 30, 2006. The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

Form 10-K for the year ended December 31, 2005.

1.

Refer to our previous comment 2. Please revise your intended disclosure to present the ending balances displayed in your current table as part of a rollforward, similar in form to that described in Rule 12-09 or Regulation S-X. As previously requested, this table should be accompanied by footnote disclosure indicating the specific use of the amounts funded, the remaining funding commitment to each tribe, and the status and expected completion date of such development at the latest balance sheet date. Your current proposed disclosure does not include these previously requested items. In addition, please also include in your footnote disclosure what future thresholds exist to measure your progress towards project completion, and how you will measure your progress as it relates to impairment assessment of your deferred development charges.

The Company will make the requested disclosure in its future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald J. Radcliffe

Ronald J. Radcliffe

Chief Financial Officer